Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* Barry George J.	2. Date of Event Requiring Statement (Month/Day/Year) 1/29/01	4. Issuer Name and Tickler or Trading Symbol Mediware Information Systems, Inc. (MEDW)
(Last) (First) (Middle) 11711 West 79th Street
(Street) Lenexa Kansas 66214	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director __ 10% Owner X Officer __ Other (give title (specify below) below) CEO	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Stock Option (Right to Buy)	350,000	D

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conver- sion or Exercise Price of Derivative Security	5. Owner-ship Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	(I)	1/29/01	Common Stock	350,000	2.688	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses: (1) Options vest ratably on 1/29/02, 1/29/03, and 1/29/04.
	GEORGE J. BARRY GEORGE J. BARRY **Signature of Reporting Person	4/13/01 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.